Via Facsimile and U.S. Mail
Mail Stop 6010

June 25, 2008

Kenneth W. Jones
Senior Vice President and Chief Financial Officer
Triad Guaranty Inc.
101 South Stratford Road
Winston-Salem, NC 27104

Re: Triad Guaranty Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File Number: 000-22342

Dear Mr. Jones:

        We have completed our review of your Form 10-K and have no further
comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief